UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 23, 2007

Graco Inc.

(Exact name of registrant as specified in its charter)

Minnesota	**001-9249**	**41-0285640**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

88-11th Avenue Northeast	
Minneapolis, Minnesota	**55413**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(612) 623-6000**

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule-425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement

<u>Summary of Prior Credit Agreement.</u> As of December 31, 2004, Graco Inc. ("Graco") entered into a credit agreement (the "2004 Credit Agreement") with Wachovia Bank, National Association ("Wachovia") which provided for a 364-day $50 million unsecured revolving credit facility with a $10 million sublimit for the issuance of standby letters of credit. On December 30, 2005, Wachovia extended the maturity date of this facility to March 31, 2006. All terms and conditions of the original agreement remained in effect with the following exception: for a leverage ratio less than or equal to 1.0x, the facility fee was reduced to 0.07% from 0.08% and the LIBOR Spread was reduced from 0.37% to 0.33%. The outstanding principal balance, accrued interest and all other amounts due were due and payable on March 31, 2006.

<u>Summary of New Credit Agreement.</u> On March 29, 2006, Graco and Wachovia entered into a credit agreement ("2006 Credit Agreement") effective April 1, 2006, which provided for a 364-day $25 million unsecured revolving credit facility with a $10 million sublimit for the issuance of standby letters of credit. The terms and conditions of the 2006 Credit Agreement were the same as the terms and conditions of the 2004 Credit Agreement with the following exceptions: the interest rates and fees were reduced as indicated on the chart below; notices of proposed advances had to be provided to Wachovia by Noon local time; monthly payments of any advances and fees would commence on April 30, 2006; and all principal and interest was due and payable on March 31, 2007.

Leverage Ratio	LIBOR Spread	Facility Fee	All-In Drawn	Standby LC Fee
< .5x	0.33%	0.07%	0.40%	0.40%
≥ .5x to 1.5x	0.41%	0.09%	0.50%	0.50%
≥ 1.5x to 2.5x	0.54%	0.11%	0.65%	0.65%
≥ 2.5x	0.65%	0.15%	0.80%	0.80%

On March 26, 2007, Wachovia extended the maturity date of the 2006 Credit Agreement to May 31, 2007. All terms and conditions of the 2006 Credit Agreement remained in effect. The outstanding principal balance, accrued interest and all other amounts due would be due and payable on May 31, 2007.

On May 23, 2007, Wachovia extended the maturity date of the 2006 Credit Agreement to July 31, 2007. All terms and conditions of the 2006 Credit Agreement will remain in effect. The outstanding principal balance, accrued interest and all other amounts due are due and payable on July 31, 2007.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRACO INC.

Date: May 30, 2007   By: _____

                                       Karen Park Gallivan
                                       Its: Vice President, General Counsel and
                                       Secretary



May 30, 2007

Electronically Filed

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Graco Inc.
File No. 001-9249

Gentlemen:

Enclosed is a Form 8-K for Graco Inc. filed in connection with the Company's entry into a material definitive agreement.

Very truly yours,

Karen Park Gallivan
Vice President, General Counsel
& Secretary

KPG:nas

Enclosures

GRACO INC. | P.O. Box 1441 | Minneapolis, Minnesota 55440-1441 | 612-623-6000